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              LASALLE RE HOLDINGS LIMITED COMMENCES TENDER OFFER

  Hamilton, Bermuda--March 28, 1997--LaSalle Re Holdings Limited (NASDAQ:LSREF) today commenced a tender offer to purchase up to 3,703,703 Common Shares at a price no greater than $30.00 nor less than $27.00 per Common Share for an aggregate price not exceeding $100 million. In this repurchase plan, called a modified Dutch auction tender offer, shareholders have an opportunity to sell their shares at prices within a range no greater than $30.00 nor less than $27.00 per share. After shares are tendered by shareholders, the Company selects a price within such range and buys back shares that have been tendered at or below such price.

  The tender offer will be made on the terms and subject to the conditions set forth in the Company's definitive tender offer materials, which are being mailed to shareholders today. The tender offer will expire on April 25, 1997, unless extended.

  The information agent for the tender offer is First Chicago Trust Company of New York. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the information agent by calling(800) 438-0057.

  LaSalle Re Holdings Limited, through its subsidiary LaSalle Re Limited, is a global provider of reinsurance. The Company's principal product is property catastrophe reinsurance.

                                    *  *  *

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer to Purchase, dated March 28, 1997, and the related Letter of Transmittal, which are being mailed to shareholders of LaSalle Re Holdings Limited on or about March 28, 1997 and is neither deemed made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.